FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION STATEMENT No. 333-207740

RESOURCE APARTMENT REIT III, INC.
SUPPLEMENT NO. 6 DATED MARCH 22, 2018
TO THE PROSPECTUS DATED JULY 3, 2017

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated July 3, 2017, as supplemented by Supplement No. 1 dated September 28, 2017, Supplement No. 2 dated October 13, 2017, Supplement No. 3 dated November 17, 2017, Supplement No. 4 dated December 20, 2017, and Supplement No. 5 dated February 13, 2018. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of this offering;

•	our acquisition of an apartment community located in Austell, Georgia; and

•	our entry into a mortgage loan secured by such property.

Status of the Offering

We commenced this offering of up to $1,100,000,000 of shares of common stock, on April 28, 2016. As of March 20, 2018, we had accepted aggregate gross primary offering proceeds of $46.5 million related to the sale of 601,207 Class A shares, 1,049,996 Class T shares, 3,180,480 Class R shares and 57,891 Class I shares and aggregate gross proceeds under the distribution reinvestment plan of $466,341 related to the sale of 10,010 Class A shares, 21,147 Class T shares, 19,279 Class R shares and 203 Class I shares in this offering. Accordingly, as of March 20, 2018, there was approximately $953.5 million of shares of common stock available for sale in this primary offering and approximately $99.5 million of shares available for sale under our distribution reinvestment plan.

Property Acquisition

On March 22, 2018, we, through a wholly-owned subsidiary, purchased an apartment community located in Austell, Georgia (the “Property”) from an unaffiliated seller. The Property is an apartment community with 324 units and amenities, including a swimming pool, clubhouse, a fitness center, and a tennis court. The Property encompasses 348,981 rentable square feet.
The Property was constructed in 1999 and is currently 93% leased. The average occupancy rate of the Property for the past five years was as follows:

Year	Occupancy Rate
2017	95.5%
2016	95.3%
2015	94.5%
2014	(a)
2013	(a)

(a)    The seller was unable to provide average occupancy rates for 2014 and 2013

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for each of the past five years was as follows:

Year	Effective Monthly Rent
2017	$970
2016	$902
2015	$839
2014	(b)
2013	(b)

(b)    The seller was unable to provide average effective rental rate per unit for 2014 and 2013

The contract purchase price for the Property is $44.35 million, excluding closing costs. We funded the purchase price with proceeds from this offering and the proceeds from a mortgage loan discussed below. In connection with the acquisition of the Property, we incurred $1,059,854 in acquisition fees payable to our Advisor and $28,580 of acquisition expenses reimbursable to our Advisor, pursuant to our Advisory Agreement, and its affiliates.

We believe that the Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the unit interiors of the Property.
.
Mortgage Loan

On March 22, 2018, we, through a wholly owned subsidiary, entered into a seven-year secured mortgage loan with Berkadia Commercial Mortgage LLC, an unaffiliated lender, for borrowings of approximately $32.6 million secured by the Property (the “Property Mortgage Loan”). The Property Mortgage Loan matures on April 1, 2025. The Property Mortgage Loan bears interest at a rate of LIBOR plus 1.80%, with a maximum interest rate of 6.25%. Monthly payments are interest only for the first three years. Beginning on May 1, 2021, we will pay both principal and interest based on 30-year amortization. Any remaining principal balance and all accrued and unpaid interest and fees will be due at maturity. We may prepay the Property Mortgage Loan in full at any time: (1) after April 1, 2019 and until December 31, 2024 upon payment of a prepayment premium equal to 1% of the principal amount prepaid; and (2) after December 31, 2024 with no prepayment premium. The non-recourse carveouts under the loan documents for the Property Mortgage Loan are guaranteed by us.